UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

MariaDB plc

(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)

G5920M100

(CUSIP Number)

Murat Akuyev, General Counsel	Kevin Sullivan
Runa Capital, Inc.	Heidi Steele
595 Pacific Ave., Floor 4	McDermott Will & Emery LLP
San Francisco, CA 94133	200 Clarendon St.
646.629.9838	Boston, MA 02116
617.535.4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2024.

CUSIP No. G5920M100	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital II (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		1,992,618
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		1,992,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,992,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity I (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		2,711,969
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		2,711,969

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,711,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Ventures I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		719,351
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		719,351

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

719,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Bermuda company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Michael “Monty” Widenius
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		400,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		400,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Smartfin Management BV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		5,878,775
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		5,878,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,878,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Smartfin Capital NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		2,145,434
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		2,145,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,145,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Smartfin Capital II CommV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		3,733,341
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		3,733,341

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,733,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Bart Luyten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		5,878,775
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		5,878,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,878,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jürgen Ingels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

	7	SOLE VOTING POWER
NUMBER
OF		48,342(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		48,342(1)
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,342(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	The Ordinary Shares beneficially owned by Mr. Ingels are comprised of 48,342 restricted stock units of the Issuer that vested and were automatically converted into Ordinary Shares on June 28, 2023, and do not include 182,291 additional restricted stock units of the Issuer granted to Mr. Ingels, as further described in this Schedule 13D.

[2]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 13 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Open Ocean Opportunity Fund I Ky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		1,802,847
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,802,847
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,802,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 14 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Open Ocean Fund Two Ky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		1,457,649
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		1,457,649
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,457,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 15 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Patrik Backman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		218,834
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		218,834
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

218,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 16 of 21 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ralf Wahlsten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Finland

	7	SOLE VOTING POWER
NUMBER
OF		27,425
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		27,425
PERSON	10	SHARED DISPOSITIVE POWER
WITH
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 17 of 21 Pages

Item 1. Security and Issuer.

This Amendment No. 9 (the “Amendment”) hereby amends the Schedule 13D initially filed by Runa Capital Fund II, L.P., Runa Capital II (GP), Runa Capital Opportunity Fund I, L.P., Runa Capital Opportunity I (GP) and Runa Ventures I Limited (collectively, the “Initial Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 12, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on September 18, 2023 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on September 21, 2023 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on September 25, 2023 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on September 29, 2023 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on October 13, 2023 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed by the Initial Reporting Persons with the SEC on January 16, 2024 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed by the Initial Reporting Persons and Michael “Monty” Widenius with the SEC on February 20, 2024 (“Amendment No. 7”), and Amendment No. 8 to the Original Schedule 13D filed by the Initial Reporting Persons, Mr. Widenius, the Smartfin Entities and the Open Ocean entities with the SEC on March 21, 2024 (“Amendment No. 8” and together with the Amendment, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, collectively the “Schedule 13D”). This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of MariaDB plc (the “Issuer” or the “Company”). The address of the Issuer is 699 Veterans Blvd., Redwood City, CA 94063 and its jurisdiction of incorporation is Ireland. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Schedule 13D or applicable amendment thereto.

This Amendment also amends that statement on Schedule 13D filed by the Smartfin Entities with the SEC on October 12, 2023.

This Amendment is being filed to disclose the events set forth in Item 4.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended to add the following:

On March 27, 2024, each of the Runa Entities, the Smartfin Entities and the Open Ocean Entities delivered a letter to the Issuer (the “Letters”) in which they stated their opposition to the non-binding proposals (the “Proposals”) made by (i) K1 Investment Management, LLC (“K1”) to the board of directors of the Issuer setting forth its consideration of making an offer to acquire, together with K1’s investment affiliates, all of the issued, and to be issued, share capital of the Issuer at a value of $0.55 per share, as reported by K1 in its press release issued on February 16, 2024 (the “K1 Possible Offer”), and (ii) Progress Software Corp. (“Progress”) to the board of directors of the Issuer setting forth its consideration of making an offer to acquire all the issued and to be issued share capital of the Issuer at a value of $0.60 per share, as reported by Progress in its press release issued on March 26, 2024 (the “Progress Possible Offer”). The Reporting Persons believe neither of the Proposals is in the best interests of the Issuer. Additionally, the Reporting Persons noted Progress’s prior attacks on the founders of the Issuer in Progress Software Corporation, et al, v. MySQL AB and believe that the Progress Possible Offer is a further attempt to disrupt the business of MariaDB and the mission of the MariaDB Foundation. In light of this, the Reporting Persons stated that they will oppose any attempts to consummate a transaction with Progress. The Reporting Persons urge the board of directors of the Issuer to take appropriate action to create a path where the Issuer can address its operational and capital needs.

Copies of the Letters are filed hereto as Exhibits 99.17, 99.18 and 99.19 and are incorporated herein by reference.

CUSIP No. G5920M100	Page 18 of 21 Pages

Item 7. Materials to be Filed as Exhibits

99.1	Joint Filing Agreement (previously filed with Amendment No. 8).
99.2	Letter to the Issuer dated September 7, 2023 (previously filed with the Original Schedule 13D).
99.3	Statement Under Irish Takeover Rules Regarding Possible Offer for MariaDB plc (previously filed with Amendment No. 1).
99.4	Letter to the Issuer dated September 20, 2023 (previously filed with Amendment No. 2).
99.5	Commitment Letter, dated September 22, 2023, by and between Runa Capital Fund II, L.P., represented by its general partner Runa Capital II (GP), and MariaDB plc (previously filed with Amendment No. 3).
99.6	Statement by Runa Regarding Corporate Governance Concerns at MariaDB plc and Shareholder Engagement (previously filed with Amendment No. 4).
99.7	Statement Regarding Possible Offer for MariaDB plc (previously filed with Amendment No. 4)
99.8	Opening Position Disclosure Under Rule 8.1(a) and (b) of The Irish Takeover Panel Act, 1997, Takeover Rules, 2022 by an Offeror or an Offeree (previously filed with Amendment No. 4).
99.9	Senior Secured Promissory Note, dated October 10, 2023, by MariaDB plc in favor of RP Ventures LLC (previously filed with Amendment No. 5).
99.10	Statement by Runa Capital II (GP) No Intention to Make an Offer for MariaDB plc and Potential Bridge Loan of up to US$26.5 Million (previously filed with Amendment No. 5).
99.11	First Amendment to Senior Secured Promissory Note, dated January 10, 2024, by and among MariaDB plc, RP Ventures LLC, and the other note parties thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 11, 2024).
99.12	Letter Agreement dated February 19, 2024 by and between Runa Capital and Mr. Widenius (previously filed with Amendment No. 7).
99.13	Forbearance Agreement by and among MariaDB plc, MariaDB USA, Inc., MariaDB Canada Corp., MariaDB UK LTD, MariaDB Bulgaria EOOD, RP Ventures LLC, as Agent, and RP Ventures LLC, as Holder, dated as of February 5, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6, 2024).
99.14	Letter dated March 19, 2024 from the Smartfin Entities to the Board of Directors of MariaDB plc (previously filed with Amendment No. 8).
99.15	Letter dated March 19, 2024 from the Runa Entities to the Board of Directors of MariaDB plc (previously filed with Amendment No. 8).
99.16	Letter dated March 19, 2024 from the Open Ocean Entities to the Board of Directors of MariaDB plc (previously filed with Amendment No. 8).
99.17	Letter dated March 27, 2024 from the Smartfin Entities to the Board of Directors of MariaDB plc (filed herewith).
99.18	Letter dated March 27, 2024 from the Runa Entities to the Board of Directors of MariaDB plc (filed herewith).
99.19	Letter dated March 27, 2024 from the Open Ocean Entities to the Board of Directors of MariaDB plc (filed herewith).

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 19 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct.

April 1, 2024

RUNA CAPITAL FUND II, L.P.

By: Runa Capital II (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA CAPITAL II (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA CAPITAL OPPORTUNITY FUND I, L.P.

By: Runa Capital Opportunity I (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA CAPITAL OPPORTUNITY I (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

RUNA VENTURES I LIMITED

By: Runa Capital Opportunity I (GP)
(Managing Shareholder)

	By:	/s/ Gary Carr
	Name:	Gary Carr

	By:	/s/ Michael Widenius
	Name:	Michael Widenius

CUSIP No. G5920M100	Page 20 of 21 Pages

SMARTFIN MANAGEMENT BV

By:	/s/ Bart Luyten
	Name:	Bart Luyten
	Title:	Authorized Person

SMARTFIN CAPITAL NV

By: Smartfin Management BV, its general partner

By:	/s/ Bart Luyten
	Name:	Bart Luyten
	Title:	Authorized Person

SMARTFIN CAPITAL II COMMV

By: Smartfin Management BV, its general partner

By:	/s/ Bart Luyten
	Name:	Bart Luyten
	Title:	Authorized Person

/s/ Bart Luyten
Bart Luyten

/s/ Jürgen Ingels
Jürgen Ingels

CUSIP No. G5920M100	Page 21 of 21 Pages

OPEN OCEAN OPPORTUNITY FUND I KY

By:	/s/ Patrik Backman
Name:	Patrik Backman
Title:	Chief Executive Officer

OPEN OCEAN FUND TWO KY

By:	/s/ Patrik Backman
Name:	Patrik Backman
Title:	Chief Executive Officer

/s/ Patrik Backman
Patrik Backman

/s/ Ralf Wahlsten
Ralf Wahlsten